FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Boston Medical Center Implements Mobile Facility Management Apps Using Magic End-to-End Enterprise Mobility Solution

PRESS RELEASE

Boston Medical Center Implements Mobile Facility Management Apps Using Magic End-to-End Enterprise Mobility Solution

BMC leverages Magic’s multi-channel application development capabilities to equip on-site technicians with iOS and Android apps

Or Yehuda, Israel, June 17, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC)), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Boston Medical Center (BMC) has implemented new mobile facility and work order management apps using the Magic End-to-End Enterprise Mobility Solution.

BMC’s new iOS and Android applications increase the efficiency of hospital technicians who repair equipment across the large campus and enable the immediate rerouting of employees to respond critical malfunctions as they happen. The apps also enable hospital staff to initiate and monitor service calls and check on status of incidents at any time. Using native device capabilities, employees can scan hospital room barcodes to report a problem or to learn what work needs to be performed in that location. Photos of assets can be added to the record and work orders can be closed on location. With Magic Software’s offline mode, mobile apps can run in areas without mobile coverage and then synchronize when connections are re-established.

“We have long used Magic Software’s technology as the basis for our desk-top based hospital-wide facilities management system. By simply extending it to mobile, not only have we made our facility management team happier and more efficient with the new smart ways of working on site, we have also eliminated the huge amount of paperwork previously required by hundreds of technicians completing thousands of work orders a day. That’s a huge savings in terms of both time and money,” said Bob Biggio, Vice President of Facilities and Support Services for Boston Medical Center. “By being able to easily re-use our existing business logic and add mobile-specific capabilities, Magic’s enterprise mobility solution enabled us to develop and deploy our mobile apps quickly and successfully, much faster and with lower risk than with any competitive solution.”

“Boston Medical Center is clearly achieving great results with its mobile apps. However, it’s important to realize that they didn’t get there over night. They started with a small app and after that success, they built more apps incorporating advanced functionalities,” said Udi Ertel, President, Software Division at Magic Software Enterprises Ltd. “We are pleased that Magic enterprise mobility solution, including our recently added Mobile Device Management (MDM) offering, has been a key enabler of these innovative applications and their related business benefits.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Boston Medical Center

Boston Medical Center is a private, not-for-profit, 496-bed, academic medical center that is the primary teaching affiliate of Boston University School of Medicine. It is the largest and busiest provider of trauma and emergency services in New England. Committed to providing high-quality health care to all, the hospital offers a full spectrum of pediatric and adult care services including primary and family medicine and advanced specialty care with an emphasis on community-based care. Boston Medical Center offers specialized care for complex health problems and is a leading research institution.  Boston Medical Center and Boston University School of Medicine are partners in the Boston HealthNet – 15 community health centers focused on providing exceptional health care to residents of Boston. For more information, please visit www.bmc.org.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Boston Medical Center Implements Mobile Facility Management Apps Using Magic End-to-End Enterprise Mobility Solution

Exhibit 10.1